September 23, 2013

Ms. Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Republic Bancorp, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 14, 2013

File No. 000-24649

Dear Ms. McHale:

The following responses are to the comments contained in your correspondence dated September 17, 2013 for the corporation and filing listed above.

Item 13: Certain Relationships and Related Transactions

SEC Comment #1:

In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Management’s Response to Comment #1:

In future filings, the Company will revise its Item 13: Certain Relationships and Related Transactions disclosure as appropriate to state that all loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than the normal risk of collectability or present other unfavorable features as per Regulation S-K Item 404(a) Instruction 4(c).

SEC Comment #2:

Advise us whether you could have made the Item 404(a) disclosure cited above in your 2012 10-K filing. If not, amend.

Management’s Response to Comment #2:

In 2012, all loans or extensions of credit by the Bank to the Company’s or the Bank’s related persons: i) were made in the ordinary course of business; ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and iii) did not involve more than the normal risk of collectibility or present other unfavorable features. Therefore, there is no need to amend the disclosure in the Proxy Statement that was filed with the Securities and Exchange Commission on March 15, 2013, and incorporated by reference into the 2012 Form 10-K.

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Requested Acknowledgment

Republic Bancorp, Inc. acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 560-8628 if you have any questions.

Sincerely,

/s/ Kevin Sipes

Kevin Sipes
Chief Financial Officer

Copy to:                Jessica Livingston